May 30, 2008

Via Edgar and Facsimile

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn. Mark Kronforst

Re:	eRoomSystem Technologies, Inc. (the “Company”)
Form 10-KSB/A for Fiscal Year Ended December 31, 2007
Filed April 30, 2008 - File No. 000-31037

Dear Mr. Kronforst:

The Company hereby responds to your comment in your letter dated May 27, 2008 regarding the Company’s response letter dated May 20, 2008 in connection with the above-referenced filing (the “10-KSB/A”). For convenience of reference, the text of your comment appears below.

Comment: We have read your response to prior comment number 1 and refer you to Question 101.01 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm. Note that this guidance clearly states that “all Item 4.01 and Item 4.02 events must be reported on Form 8-K.”

Response: After considering the requirements of Item 4.02(a) of Form 8-K as explained in Question 101.01 of the Compliance and Disclosure Interpretations, the Company determined to file an 8-K to report the restatement of its previously issued consolidated 2007 and 2006 financial statements (the “Restatement”). The filing was made on May 30, 2008.

If you have any further comments please advise the Company’s counsel, David Lubin, Esq. at (516) 887-8200.

Very truly yours,

David A. Gestetner
President, CEO, Secretary and Chairman
eRoomSystem Technologies, Inc.

cc: David Lubin, Esq.